November 12, 2008

010263/0006

Via Federal Express

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Gregory Dundas
Ms. Jessica Livingston

Re:	Cadence Financial Corporation
Preliminary Proxy Statement on Schedule 14A filed November 5, 2008
File No. 1-15773

Ladies and Gentlemen:

This letter is in response to your letter dated November 10, 2008 to Cadence Financial Corporation transmitting the comments of the staff relating to the above referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The numbered paragraphs below correspond to the numbered comments in your letter, and, when appropriate, I have indicated the location of the requested revision in the copies of the amended Proxy Statement, as filed with the commission today. We are also sending to the staff, by Federal Express, five (5) copies of the amended Proxy Statement marked to show changes from the initial filing.

Impact of the Capital Purchase Program

1.    The company has supplemented the disclosure under Proposal One to discuss the expected use of the estimated proceeds of the proposed sale of securities to the Treasury Department.

2.    The company has supplemented the disclosure under Proposal One to add more specific language regarding the impact on holders of its common stock, including restrictions on dividends and repurchases, dilution to those holders and voting rights of the Treasury Department, including their ability to appoint board members if dividends are not paid in accordance with the terms of the senior preferred stock.

U.S. Securities & Exchange Commission

November 12, 2008

3.    The company has supplemented the disclosure under Proposal One to point out that the Treasury Department has not yet accepted its application and that as such, the proceeds to the company are not guaranteed.

4.    The company has supplemented the disclosure under Proposal One to specifically state that it does not expect that there will be any material effect on the liquidity, capital resources or results of operation of the company if the application is denied by the Treasury Department.

5.    The company has supplemented the disclosure under Proposal One to specifically state that any material changes to its existing executive compensation structure will be required to comply with the executive compensation standards included in the Capital Purchase Program.

Financial Statements

6.    The company has added an “Incorporation by Reference” section to the Proxy Statement which incorporates the appropriate financial information from its annual report on Form 10-K for the year ended December 31, 2007 and each subsequent quarterly report on Form 10-Q which has been filed by the company.

7.    The company supplemented the disclosure under Proposal One to include a discussion of the pro forma effect on the cash position of the company of the proceeds received from the investment.

The company understands that (i) it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement, (ii) staff comments, or changes to disclosure in response to staff comments, do not foreclose the commission from taking any action with respect to the Proxy Statement and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the commission or any other person under the federal securities laws of the United States.

This letter has been prepared at the direction of, and reviewed and approved by, the appropriate senior officers of the company. I hope the foregoing materials are responsive to the staff’s comments. Please call the undersigned at (713) 226-6639 with any additional comments or questions you may have.

Sincerely yours,

/s/ Mark L. Jones

Mark L. Jones

Enclosures

cc:	Mr. Richard Haston, Company
Mr. Kevin J. Poli, Firm